JOHN G. NOSSIFF

300 BRICKSTONE SQ., ST 201

ATTORNEY AT LAW

ANDOVER, MASSACHUSETTS 01810

JNOSSFF@NOSSIFF-LAW.COM

978. 409 .2648

January 6, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation finance

Washington D.C, 20549

Re:

Health Enhancement Products, Inc.

Dear Mr. Gharib:

We are outside legal counsel to the above referenced Registrant.  Reference is made to the Commission’s comment letter of December 9, 2011 with respect to the Registrant’s Annual Report on Form 10K for the year ended December 31, 2010.  Pursuant to our discussions, the Registrant will be submitting a response letter within ten business days of the date hereof.

If you have any questions, please do not hesitate to contact me at (978) 409-2648.

Thank you for your assistance.

The Nossiff Law Firm, LLP

/S/ John G. Nossiff

John G. Nossiff, Esq.

CC:  Philip M. Rice, II